FORM AW


ELECTROPREMIUM
4006-W-COMMONWEALTH AVE
FULLERTON, CA, 92833.

August 12, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
WASHINGTON, D.C. 20549.

Re: APPLICATION FOR WITHDRAWAL OF AMENDMENT TO FORM S-1
REGISTRATION STATEMENT FILED
BY ELECTROPREMIUM (THE "COMPANY") ON 7TH OF August,
2020, FILE NO: 333-223250.

Pursuant to Rule 477 of the Securities Act of 1933, as amended, ELECTROPREMIUM (THE "COMPANY") is submitting this application for withdrawal of the above referenced
Amendment to its Form S-1 Registration Statement (FILE
NO: 333-223250, AMENDMENT FILING DATE: 7TH OF August,
2020). In connection with this application the company hereby represents and warrants that no shares have been sold. The reason for this Application is that the company, by mistake, filed an Amendment to Form S-1.
The effective date of the Form S-1/A is in error.
Electropremium hereby requests SEC to use the fees paid for future filings.

The Company appreciates the help of the Commission in this matter.

Thank you.	Dated:	12th of August, 2020.

				Truly yours,

				KHURRAM AFZAL
				(CEO, PRESIDENT)
Phone no: 657-253-8274
Email: khurramafzal889@gmail.com
ELECTROPREMIUM.